UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eiger Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

282 49U 105
(CUSIP Number)

Jim Harding 1900 Avenue of the Stars, #1000 Los Angeles, CA 90067 908-507-9629	Mark Morski 1900 Avenue of the Stars, #1000 Los Angeles, CA 90067 (310) 282-7913
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2023
(Date of Event Which Requires Filing of this Statement)
  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 2 of 9
1	NAMES OF REPORTING PERSONS
Propel Bio Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,391,432

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,391,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,391,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 3 of 9
1	NAMES OF REPORTING PERSONS
Leen Kawas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,391,432

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,391,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,391,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 4 of 9
1	NAMES OF REPORTING PERSONS
Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
983,793

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
983,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
983,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 5 of 9
1	NAMES OF REPORTING PERSONS
Richard Kayne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,375,225

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,375,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,375,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 6 of 9
1	NAMES OF REPORTING PERSONS
Propel Bio Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,691,432

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,691,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,691,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 7 of 9
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Common Stock” and such shares, the “Shares”) of Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1, this “Schedule 13D”) on behalf of the Reporting Persons. Capitalized terms contained herein but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 of the Initial Schedule 13D is hereby amended and restated as follows:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,375,225 Shares. The aggregate purchase price of these Shares was approximately $6,559,823. The source of funding for these Shares was the general working capital of the respective purchasers.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 5.	Interests in Securities of the Issuer. Item 5(a), (b) and (c) of the Initial Schedule 13D are hereby amended and restated as follows:

(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,375,225 Shares representing approximately 12.13% of the outstanding Shares, based upon the 44,296,417 shares of Common Stock outstanding as of August 9, 2023, as disclosed by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2023.

(b)
The Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The Propel Investors, to which Propel Management, Ms. Kawas and Mr. Kayne provide discretionary advisory services, directly own 4,391,432 Shares. Ms. Kawas controls Propel Management. The Propel General Partner serves as the general partner to a private investment fund managed by Propel Management. Ms. Kawas and Mr. Kayne are control persons of the Propel General Partner. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Propel Management, the Propel General Partner, Ms. Kawas and Mr. Kayne may be deemed to beneficially own some or all of these Shares. The Family Trust, of which Mr. Kayne is the trustee and a beneficiary, directly owns 983,793 Shares. Mr. Kayne, as trustee, possesses voting control and/or power to direct the disposition of these Shares held by the Family Trust. Accordingly, for purposes of Rule 13d-3 of the Exchange Act, the Family Trust and Mr. Kayne may be deemed to beneficially own these Shares. In addition, the Reporting Persons may be considered to form part of a group for purposes of Rule 13d-5(b) of the Exchange Act. In accordance with Rule 13d-4 of the Exchange Act, each Reporting Person disclaims beneficial ownership of any Shares not directly owned thereby.

(c)
Other than as set forth in Schedule I to this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Common Stock since the filing of the Initial Schedule 13D.

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 8 of 9
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2023

PROPEL BIO MANAGEMENT LLC

	By:	/s/ Leen Kawas
Name:	Leen Kawas
Title:	Managing Member

/s/ Leen Kawas
Leen Kawas

RICHARD AND SUZANNE KAYNE LIVING
TRUST DTD 01/14/1999

By:	/s/ Richard Kayne
Name:	Richard Kayne
Title:	Trustee

/s/ Richard Kayne
Richard Kayne

PROPEL BIO PARTNERS LLC

By:	/s/ Leen Kawas
Name:	Leen Kawas
Title:	Managing Member

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 9 of 9
Schedule I

Transactions of the Reporting Persons Effected Since the Filing of the Initial Schedule 13D

The following transactions in the Shares were effected by the Propel Investors in the open market:

Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share
10/31/2023	11,987	$0.2625
10/31/2023	12,345	$0.2615

The following transactions in the Shares were effected by the Family Trust in the open market:

Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share
10/31/2023	130,509	$0.2414
11/01/2023	100,000	$0.2797
11/02/2023	23,398	$0.2977